Exhibit 99.1
Navios Maritime Acquisition Corporation
Reports Financial Results for the First Quarter ended March 31, 2011
•	Quarterly dividend of $0.05 per share

•	Revenue of $25.1 million for the first quarter of 2011

•	EBITDA of $16.1 million for the first quarter of 2011
     PIRAEUS, GREECE May 5, 2011 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the first quarter ended March 31, 2011.
     Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition, said, “We entered 2011 well positioned because of our significant achievements in 2010. As a result, we have stable cash flow from our VLCC fleet, including the new build VLCC expected to be delivered in June, and a solid balance sheet. This combination allows us to pay a dividend to our shareholders.”
     Ms. Frangou continued, “We continue to believe in the product tanker investment thesis. Vessel values are higher than our entry price, and demand fundamentals continue to improve. We anticipate that the market will allow us to capitalize on this improving rate environment when we take delivery of two product tankers in the fourth quarter of this year.”
2011 HIGHLIGHTS — RECENT DEVELOPMENTS
Delivery of the chemical tanker vessel Nave Polaris
     On January 27, 2011, Navios Acquisition took delivery of a 25,145 mt chemical tanker, the Nave Polaris, from a South Korean shipyard. The vessel is chartered out for six months at a net rate of $10,238 per day for the first three months and at a net rate of $11,213 per day for the remaining of the charter-out period.
Dividend of $0.05 per share of common stock
     On May 2, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the first quarter of 2011 of $0.05 per share of common stock. The dividend is payable on July 6, 2011 to stockholders of record as of June 15, 2011. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements.
Issuance of preferred stock
     Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Maritime Holdings Inc. exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Preferred Stock of Navios Acquisition.

FINANCIAL HIGHLIGHTS
     For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three month periods ended March 31, 2011 and 2010. The quarterly 2011 and 2010 information was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three	Three
	Month	Month
	Period	Period
	ended	ended
	March 31,	March 31,
	2011	2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$25,130	$—
Net loss	$(406)	$(297)
EBITDA	$16,052	$(342)
Loss per share basic and diluted	$(0.01)	$(0.01)
EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Acquisition’s results.
Three month periods ended March 31, 2011 and 2010
     Revenue for the three month period ended March 31, 2011 was $25.1 million at a time charter equivalent (“TCE”) rate of $29,558. Following the delivery of a chemical tanker, the Nave Polaris, on January 27, 2011, Navios Acquisition had 874 available days. There were no operations in the corresponding period in 2010.
     Net loss for the three month period ended March 31, 2011 amounted to $0.4 million compared to a $0.3 million loss for the three month period ended March 31, 2010. The $0.4 million loss for the three month period ended March 31, 2011 was due to: (a) $7.6 million of management fees; (b) $8.0 million of depreciation and amortization; (c) $8.9 million of interest expense and finance cost; (d) $1.0 million of general and administrative expenses; (e) $0.4 million of voyage expenses; and (f) $0.1 million of other expenses. The $26.0 million of expenses were partially offset by $25.1 million of revenue and $0.5 million of interest net income.
     EBITDA for the three month period ended March 31, 2011 was $16.1 million as a result of the $25.1 million of revenue from vessel operations which was partially offset by: (a) $7.6 million of management expenses; (b) $0.4 million of voyage expenses; (c) $1.0 million of general and administrative expenses; and (d) $0.1 million of other net expenses.
     During the three month period ended March 31, 2010, Navios Acquisition had no operations and the $0.3 million loss was a result of $0.3 million of general and administrative expenses.
Time Charter Coverage
     As of May 4, 2011, Navios Acquisition had contracted 89.5%, 57.4% and 36.3% of its available days on a charter-out basis for 2011, 2012 and 2013, respectively, equivalent to $112.0 million, $116.1 million and $109.5 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $31,868, $35,231 and $37,524 for 2011, 2012 and 2013, respectively.

Fleet Employment Profile
     The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three month period ended March 31, 2011.

	Three Months Ended	Year Ended
	March 31, 2011	March 31, 2010
	(unaudited)	(unaudited)
FLEET DATA
Available days (1)	874	—
Operating days (2)	843	—
Fleet utilization (3)	96.5%	—
Vessels operating at period end	10	—
Time Charter Equivalent per day (4)	$29,558	$—

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.
Conference Call, Webcast and Presentation Details:
As previously announced, Navios Acquisition will host a conference call today, Thursday, May 5, 2011 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the first quarter ended March 31, 2011.
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 5989 8883
The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID: 5989 8883

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.
A supplemental slide presentation will be available on the Navios Acquisition website at www.navios-acquisition.com under the “Investors” section at 7:45 am ET on the day of the call.
About Navios Acquisition
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
+1.212.906.8644
info@navios-acquisition.com

EXHIBIT I
NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

	March 31,	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$72,425	$61,360
Restricted cash, short term portion	17,845	15,012
Accounts receivable	1,442	4,479
Prepaid expenses & other current assets	303	351

Total current assets	92,015	81,202

Vessels, net	554,235	529,659
Deposits for vessels acquisitions	272,703	296,690
Deferred financing costs, net	17,978	18,178
Goodwill	1,579	1,579
Intangible assets — other than goodwill	57,974	58,992
Restricted cash, long term portion	15,796	18,787

Total non-current assets	920,265	923,885

Total assets	$1,012,280	$1,005,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$464	$3,454
Dividend payable	2,421	2,421
Accrued expenses	18,711	9,219
Due to related parties	7,106	6,080
Deferred revenue	2,876	2,765
Current portion of long term debt	6,586	5,086

Total current liabilities	38,164	29,025

Long term debt, net of current portion	705,410	704,332
Loans due to related parties	12,391	12,391
Unfavorable lease terms	5,440	5,611

Total non-current liabilities	723,241	722,334

Total liabilities	$761,405	$751,359

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized (1,000,000 as of December 31, 2010); 4,540 and 3,540 issued and outstanding as of March 31, 2011 and December 31, 2010, respectively.	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized (100,000,000 as of December 31, 2010); 40,734,572 issued and 48,410,572 outstanding as of March 31, 2011 and December 31, 2010, respectively.	4	5
Additional paid-in capital	264,424	266,870
Accumulated Deficit	(13,553)	(13,147)

Total stockholders’ equity	250,875	253,728

Total liabilities and stockholders’ equity	$1,012,280	$1,005,087

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three	For the Three
	Months Ended	Months Ended
	March 31, 2011	March 31, 2010
	(unaudited)	(unaudited)
Revenue	$25,130	$—
Time charter expenses	(427)	—
Management fees	(7,584)	—
General and administrative expenses	(1,025)	(342)
Depreciation and amortization	(8,045)	—
Interest income	480	45
Interest expenses and finance cost, net	(8,893)	—
Other expense, net	(42)	—

Net loss	$(406)	$(297)

Net loss attributable to common shareholders	$(431)	$(297)

Net loss per share, basic	$(0.01)	$(0.01)

Weighted average number of shares, basic	46,947,161	31,625,000

Net loss per share, diluted	$(0.01)	$(0.01)

Weighted average number of shares, diluted	46,947,161	31,625,000

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	For the Three Months	For the Three Months
	Ended	Ended
	March 31, 2011	March 31, 2010
	(unaudited)	(unaudited)
Operating Activities
Net loss	$(406)	$(297)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation and amortization	8,045	—
Amortization of deferred finance cost	381	—
Changes in operating assets and liabilities:
Decrease / (increase) in prepaid expenses	48	(22)
Decrease in accounts receivable	3,037	—
Decrease in restricted cash	5	—
Decrease in accounts payable	(2,990)	(45)
Increase / (decrease) in accrued expenses	9,492	(74)
Increase in due to related parties	1,026	60
Increase in deferred revenue	111	—

Net cash provided by / (used in) operating activities	$18,749	$(378)

Investing Activities
Acquisition of vessels	(4,533)	—
Deposits for vessel acquisition	(2,995)	—
Restricted cash	778	—
Net investment in trust account	—	721

Net cash (used in) / provided by investing activities	$(6,750)	$721

Financing Activities
Loan proceeds, net of deferred finance cost	3,035	—
Loan repayments	(897)	—
Dividend paid	(2,447)	—
Restricted cash	(625)	—

Net cash used in financing activities	$(934)	$—

Net increase in cash and cash equivalents	11,065	343
Cash and cash equivalents, beginning of year	61,360	87

Cash and cash equivalents, end of period	$72,425	$430

Supplemental disclosures of cash flow information
Cash interest paid	$2,674	$—
Non-cash financing activities
Dividends payable	$2,421	$—

EXHIBIT II
Reconciliation of EBITDA to Net Cash provided by Operating Activities
(Expressed in thousands of US Dollars)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Net Cash provided by / (used in) operating activities	$18,749	$(378)
Net (decrease) / increase in operating assets	(3,090)	22
Net (increase) / decrease in operating liabilities	(7,639)	59
Net interest cost	8,413	(45)
Deferred finance costs	(381)	—

EBITDA	$16,052	$(342)

Ended December 31, 2010, excludes share based compensation of $2.1 million and transaction cost of $8.2
Disclosure of Non-GAAP Financial Measures
EBITDA represents net loss plus interest and finance costs and depreciation and amortization. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
Management believes EBITDA provides additional information with respect to Navios Acquisition’s ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

		Built/Delivery		Net Charter			Expiration
Vessels	Type	Date	DWT	Rate(1)		Profit Share	Date(2)
Owned Vessels
Colin Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	June 2013
Ariadne Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	July 2013
Nave Cosmos	Chemical Tanker	2010	25,130	11,213	(3)	None	August 2011
Nave Polaris	Chemical Tanker	2011	25,145	11,213		None	July 2011
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,750	29,625	(4)	50% above $30,000 40% above $40,000	March 2019
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388 40% above 59,388 50% above 69,388	June 2025

Owned Vessels to be Delivered
Shinyo Kieran	VLCC	Q2 2011	298,000	48,153		35% above $54,388 40% above $59,388 50% above $69,388	June 2026
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q1 2012	50,000
TBN	MR2	Q2 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
Options to Acquire Vessels (5)
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q1 2013	75,000

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	Charterer’s option to extend the charter for an additional six months at $11,213 plus 60% / 40% profit sharing.

(4)	Vessel subchartered at $34,843/day until Q3 2012.

(5)	Our option to acquire the two LR1 vessels expires in July 2011.